UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40226

ELK CREEK RESOURCES CORP.

(Exact name of registrant as specified in its charter)

7000 South Yosemite Street, Suite 115
Centennial, Colorado 80112
(720) 639-4647

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock
and one-third of one Redeemable Warrant

Class A Common Stock, par value $0.0001 per share

Warrants, each exercisable for one share of
Class A Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of Units as of the certification or notice date: 0*

Approximate number of holders of record of Class A Common Stock as of the certification or notice date: 1*

Approximate number of holders of record of Warrants as of the certification or notice date: 0*

*	Explanatory Note: On March 17, 2023, Elk Creek Resources Corp. (formerly known as GX Acquisition Corp. II), a Delaware corporation (the “Company”), completed a series of transactions whereby (i) each Unit was separated into its constituent parts, resulting in no Units remaining outstanding, (ii) each Warrant was assumed by NioCorp Developments Ltd., a company organized under the laws of the Province of British Columbia (“NioCorp”), and converted into a warrant to acquire NioCorp common shares, resulting in no Warrants remaining outstanding, and (iii) a direct and wholly-owned subsidiary of NioCorp became the only holder of Class A Common Stock, resulting in the Company becoming an indirect and majority-owned subsidiary of NioCorp.

Pursuant to the requirements of the Securities Exchange Act of 1934, Elk Creek Resources Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ELK CREEK RESOURCES CORP.

Date	March 27, 2023	By:	/s/ Neal Shah
		Name:	Neal Shah
		Title:	Treasurer and Secretary

- 3 -